EXHIBIT 99.1

Addex Starts Phase 2 Clinical Study of ADX71149 for Epilepsy

First patients enrolled into multi-center U.S. study

Geneva, Switzerland, June 7, 2021 – Addex Therapeutics (SIX: ADXN and Nasdaq: ADXN), a clinical-stage pharmaceutical company pioneering allosteric modulation-based drug discovery and development, today announced that the first patients have been enrolled into a Phase 2 clinical study evaluating JNJ-40411813 (ADX71149) in patients with epilepsy. JNJ-40411813 (ADX71149) is a selective metabotropic glutamate type 2 (mGlu2) receptor positive allosteric modulator (PAM). The trial is being conducted in collaboration with Janssen Pharmaceuticals, Inc., part of the Janssen Pharmaceutical Companies of Johnson & Johnson.

“Addex is anticipating multiple clinical study catalysts during 2021. The first, starting with this epilepsy study, illustrates the continued commitment of our long-time collaboration partner Janssen Pharmaceuticals, Inc. to this program and to pioneering novel ways to help epilepsy patients. Data from the study are expected in Q3 2022,” said Tim Dyer, CEO of Addex. “The start of additional clinical trials, including our pivotal study for our lead program dipraglurant in Parkinson’s disease patients suffering from dyskinesia remains on track for this quarter.”

The multi-center study (ClinicalTrials.gov Identifier: NCT04836559) will assess the efficacy, safety, tolerability and pharmacokinetics of adjunctive JNJ-40411813 (ADX71149) administration in patients with focal onset seizures with suboptimal response to levetiracetam. The primary objective of the study is to evaluate the efficacy of JNJ-40411813 (ADX71149) in combination with levetiracetam using a time-to-event endpoint.

About the Collaboration
Under the research collaboration and license agreement, Addex granted Janssen Pharmaceuticals, Inc. an exclusive worldwide license to develop and commercialize mGlu2 PAM compounds. Addex is eligible for up to a total of €109 million in success-based development and regulatory milestone payments. In addition, Addex is eligible for low double-digit royalties on net sales of compounds developed under the agreement.

Glutamate mGlu2 Receptors and Epilepsy
Glutamate is the primary excitatory neurotransmitter in the brain and plays a key role in the initiation and spread of seizures. When activated, the mGlu2 receptor decreases the release of glutamate and consequently helps to maintain neurotransmitter balance. In the presence of agonist-induced activation, positive allosteric modulation of mGlu2 receptors could result in the normalization of the excessive glutamate release seen during a seizure. There is still an urgent need for more effective treatments for epilepsy, with improved tolerability and safety. JNJ-40411813 (ADX71149) was described in the Eilat 15 conference summary review as one of the most promising novel approaches currently in development (Bialer et al., 2020. Epilepsia). Proof of concept data with JNJ-40411813 (ADX71149) and other mGlu2 PAMs in animal models of epilepsy have been published in peer-reviewed journals (Metcalf et al., 2017 and 2018. Epilepsia).

About Addex Therapeutics

Addex Therapeutics is a clinical-stage pharmaceutical company focused on the development and commercialization of an emerging class of novel orally available small molecule drugs known as allosteric modulators for neurological disorders. Allosteric modulators offer several potential advantages over conventional non-allosteric molecules and may offer an improved therapeutic approach to conventional "orthosteric" small molecule or biological drugs. Addex’s allosteric modulator drug discovery platform targets receptors and other proteins that are recognized as essential for therapeutic intervention. Addex’s lead product candidate, dipraglurant (mGlu5 negative allosteric modulator or NAM), is poised to start a pivotal registration clinical trial for Parkinson’s disease levodopa induced dyskinesia (PD-LID) in Q2 2021. Addex is also investigating dipraglurant's therapeutic use in blepharospasm (a type of dystonia), for which a clinical trial is expected to be initiated in Q2 2021. Addex’s GABAB PAM program has been licensed to Indivior PLC, which is focused on development for the treatment of addiction. Preclinical programs include GABAB PAM for CMT1A, mGlu7 NAM for PTSD, mGlu2 NAM for mild neurocognitive disorders, mGlu4 PAM for Parkinson’s disease and mGlu3 PAM for neurodegenerative disorders. Addex shares are listed on the SIX Swiss Exchange and American Depositary Shares representing its shares are listed on the NASDAQ Capital Market, and trade under the ticker symbol "ADXN" on each exchange.

Contacts:

Tim Dyer Chief Executive Officer Telephone: +41 22 884 15 55 PR@addextherapeutics.com	Mike Sinclair Partner, Halsin Partners +44 7968 022075 msinclair@halsin.com	James Carbonara Hayden IR (646)-755-7412 james@haydenir.com

Forward Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including in respect of the anticipated initiation and progress of clinical trials and preclinical studies, and its future financing activities. The words “may,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “target” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Any forward-looking statements in this press release, are based on management's current expectations and beliefs and are subject to a number of risks, uncertainties and important factors that may cause actual events or results to differ materially from those expressed or implied by any forward-looking statements contained in this press release, including, without limitation, uncertainties related to market conditions. These and other risks and uncertainties are described in the Company’s Annual Report on Form 20-F filed with the SEC on March 11, 2021, as well as market conditions and regulatory review.

Any forward-looking statements contained in this press release represent Addex Therapeutics’ views only as of the date hereof and should not be relied upon as representing its views as of any subsequent date. Addex Therapeutics explicitly disclaims any obligation to update any forward-looking statements, except as required by law.